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              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549


                       SCHEDULE 14D-1/A

                    TENDER OFFER STATEMENT

                         PURSUANT TO
   SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                      (AMENDMENT NO. 4)


                         TRACOR, INC.
                  (Name of Subject Company)

                    GEC Acquisition Corp.
                       GEC Incorporated
             The General Electric Company, p.l.c.
 (not affiliated with the U.S. based corporation with a similar name)
                          (Bidders)

            Common Stock, Par Value $.01 Per Share
        (including the associated Series A Junior Participating
                   Preferred Stock Purchase Rights)
                (Title of Class of Securities)

                          892349200
            (CUSIP Number of Class of Securities)

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                     Patricia A. Hoffman
                       GEC Incorporated
                 c/o NI Holdings Incorporated
                    5700 West Touhy Avenue
                       Niles, IL 60714

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

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                           Copy to:

                    Peter S. Wilson, Esq.
                   Cravath, Swaine & Moore
                       Worldwide Plaza
                      825 Eighth Avenue
                   New York, New York 10019
                        (212) 474-1000



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          This statement amends and supplements the Tender Offer
Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on April 27, 1998, as amended by Amendment Nos. 1-3 thereto (as so amended, the "Schedule 14D-1"), by GEC Acquisition Corp., a Delaware corporation (the "Purchaser"), GEC Incorporated, a Delaware corporation (the "Parent"), and The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c."), relating to the offer by the Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Tracor, Inc., a Delaware corporation (the "Company"), including the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement dated as of February 17, 1997 between the Company and Harris Trust and Savings Bank, as Rights Agent, at a price of $40.00 per Share (including the associated Right), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1.

Item 10.  Additional Information

          Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

          On June 11, 1998, GEC, p.l.c. issued a press release, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits

          Item 11 is hereby amended and supplemented to add a new
Exhibit as follows:

          (a)(11) Text of Press Release dated June 11, 1998, issued by
     GEC, p.l.c.



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                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1998


                                   GEC ACQUISITION CORP.


                                   By:/s/ John Currier
                                      -----------------------------
                                      Name:  John Currier
                                      Title: Secretary and Vice
                                             President


                                   GEC INCORPORATED


                                   By:/s/ Michael Lester
                                      -----------------------------
                                      Name:  Michael Lester
                                      Title: Director


                                   THE GENERAL ELECTRIC COMPANY,
                                   P.L.C.


                                   By:/s/ Norman Porter
                                      -----------------------------
                                      Name:  Norman Porter
                                      Title: Secretary

                        EXHIBIT INDEX


Exhibit
Number                    Exhibit Name                      Page No.

*(a)(1)     Offer to Purchase.
*(a)(2)     Letter of Transmittal.
*(a)(3)     Notice Of Guaranteed Delivery.
*(a)(4)     Letter to Brokers, Dealers, Banks, Trust
            Companies and Other Nominees.
*(a)(5)     Letter to Clients for use by Brokers,
            Dealers, Banks, Trust Companies and Other
            Nominees.
*(a)(6)     Guidelines for Certification of Taxpayer
            Identification Number on Substitute Form
            W-9.
*(a)(7)     Form of Summary Advertisement dated
            April 27, 1998.
*(a)(8)     Text of Press Release dated April 27, 1998,
            issued by GEC, p.l.c.
*(a)(9)     Text of notice issued by the Purchaser.
*(a)(10)    Text of Press Release dated May 22, 1998,
            issued by GEC, p.l.c.
 (a)(11)    Text of Press Release dated June 11, 1998,
            issued by GEC, p.l.c.
*(b)        The Euro 6,000,000,000  Syndicated Credit
            Facility dated March 25, 1998, among GEC,
            p.l.c.,  HSBC  Investment  Bank  PLC,  as
            Agent,   Marine   Midland   Bank,  as  US
            Swingline   Agent,   and  certain   other
            financial institutions.
*(c)(1)     Agreement and Plan of Merger dated as of
            April  21,  1998,  among  the  Purchaser,
            Parent and the Company.
*(c)(2)     Stockholder Agreement dated as of April 21,
            1998, among the Purchaser, Parent and
            certain stockholders of the Company.
*(c)(3)     Confidentiality Agreement dated March 6,
            1998, between GEC Marconi, N.A., Inc. and the Company.
*(c)(4)     Letter dated April 21, 1998, from GEC,
            p.l.c. to the Company.
(d)         None.
(e)         Not applicable.
(f)         None.


                                   3

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Exhibit
Number                    Exhibit Name                      Page No.

*(g) Certified extract from the resolutions of the Board of Directors of Parent dated
            April 21, 1998.

--------------------
*Previously filed.


                                  4


                                                            EXHIBIT (a)(11)




               GEC ANNOUNCES COMPLETION OF EXON-FLORIO REVIEW
                           FOR TRACOR ACQUISITION





The General Electric Company, p.l.c. announced today that with regard to its acquisition of Tracor, Inc. (Nasdaq - TTRR), the Committee on Foreign Investment in the United States (CFIUS) has completed its review process, pursuant to the Exon-Florio Act.


No other governmental or regulatory clearances remain as a condition to the completion of the tender offer by GEC's wholly owned subsidiary, GEC Acquisition Corp., for the purchase of all the outstanding shares of common stock of Tracor at $40 per share. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Wednesday 17th June, 1998, unless further extended.


The General Electric Company, p.l.c. is not affiliated with the similarly named company which is based in the United States.